1275 Pennsylvania Ave., NW Washington, DC 20004-2415 202.383.0100 Fax 202.637.3593 www.sutherland.com	ATLANTA AUSTIN HOUSTON NEW YORK WASHINGTON DC

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 28, 2011

via edgar submission

Sonia Barros
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Heating Oil Fund, LP Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed on April 5, 2011 (File No. 333-162718)

Dear Ms. Barros:

Thank you for your prompt review of Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) filed by United States Heating Oil Fund, LP (“USHO”) on April 11, 2011.  We are in receipt of your oral comment asking for additional disclosure in the Summary section relating to the effects of contango and backwardation on the ability of USHO to meet its investment objective. In response to your comment, we will include the following language on page 3 in the Summary Section of the Registration Statement in the final prospectus filed under Rule 424 of the Securities Act of 1933, as amended (the “Securities Act”), that will constitute the prospectus of USHO distributed in accordance with the requirements of the Securities Act:

As an example, for the year ended December 31, 2010, the actual total return of USHO as measured by changes in its per unit NAV was 8.28%. This is based on an initial per unit NAV of $27.54 on December 31, 2009 and an ending per unit NAV as of December 31, 2010 of $29.82. During this time period, USHO made no distributions to its unitholders. However, if USHO’s daily changes in its per unit NAV had instead exactly tracked the changes in the daily return of the Benchmark Futures Contract, USHO would have had an estimated per unit NAV of $29.88 as of December 31, 2010, for a total return over the relevant time period of 8.49%. The difference between the actual per unit NAV total return of USHO of 8.28% and the expected total return based on the changes in the daily return of the Benchmark Futures Contract of 8.49% was an error over the time period of -0.21%, which is to say that USHO’s actual total return underperformed the benchmark result by that percentage.

SUTHERLAND ASBILL AND BRENNAN LLP

Sonia Barros
April 28, 2011

In addition, the spot price of heating oil for immediate delivery purchased on December 31, 2009 and held to December 31, 2010 increased by 20.17%. USHO’s investment objective is to track the changes in the price of the Benchmark Futures Contract, not to have the market price of its units match, dollar for dollar, changes in the spot price of heating oil. Contango and backwardation have impacted the total return on an investment in USHO units during the past year relative to a hypothetical direct investment in heating oil and, in the future, it is likely that the relationship between the market price of USHO’s units and changes in the spot prices of heating oil will continue to be impacted by contango and backwardation. It is important to note that this comparison ignores the potential costs associated with physically owning and storing heating oil, which could be substantial. For a discussion of the impact of contango and backwardation, see “WHAT ARE THE RISK FACTORS INVOLVED WITH AN INVESTMENT IN USHO? — Risks Associated With Investing Directly or Indirectly in Heating Oil — The price relationship between the near month contract and the next month contract that compose the Benchmark Futures Contract will vary and may impact both the total return over time of USHO’s NAV, as well as the degree to which its total return tracks other heating oil price indices’ total returns.” in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations and the Heating Oil Market — Term Structure of Heating Oil Futures Prices and the Impact on Total Returns” in USHO’s Annual Report on Form 10-K filed on March 30, 2011, which is incorporated herein by reference.

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If you should have any questions on the foregoing, please do not hesitate to contact Owen Pinkerton at (202) 383-0254 or me at (202) 383-0180.

Sincerely, /s/ James M. Cain James M. Cain

Enclosure

cc:	Nicholas D. Gerber
Heather Harker, Esq.